www.americandairyinc.com	www.feihe.com

June 25, 2009

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549-6010

Re:	American Dairy, Inc.
Registration Statement on Form S-l, As Amended
Filed June 16, 2009
Response Letters Dated May 28, 2009 and June 16, 2009
File No. 333-158777

Dear Mr. Schwall:

American Dairy, Inc. (together with its subsidiaries, the “Company”) submits this letter in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-l filed April 24, 2009, as amended by Amendment No. 1 filed on May 28, 2009 and Amendment No. 2 filed on June 16, 2009, as set forth in your letter to Jonathan H. Chou dated June 12, 2009.  The Company is filing via EDGAR under separate cover Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”) in response to the Staff’s comments.  Please note that Amendment No. 3 also includes other updates to the Company’s disclosures and internal conforming changes.  For your convenience, the paragraphs in bold below restate the numbered paragraphs in the Staff’s comment letter.  The discussion below each such paragraph is the Company’s response to the Staff’s comment.

Form S-l/A-2 Filed June 16, 2009

Ausnutria Transaction, page 22

1.
We note from your response to prior comment number four that “Heilongjiang Moveup Co., Limited (“Moveup”) was formed to serve as an acquisition vehicle in connection with the Company’s proposed acquisition (the “Ausnutria Transaction”) of the outstanding equity interest in Ausnutria Dairy (Hunan) Company Ltd. (“Ausnutria”).”  Based on this explanation and the disclosure on page F-7 that Moveup markets and distributes third party products, please explain to us the exact nature of Moveup’s operations, including i) a description of all of its business activities and operations and ii) the date it commenced its business activities and operations.  In your response, please specifically state iii) whether or not the operations of Moveup are related to the operations of Ausnutria, and iv) whether there was an operating agreement between Moveup and Ausnutria.  If so, please describe in necessary detail.

Letter to H. Roger Schwall

Company Response:  The Company respectfully advises the Staff that Heilongjiang Moveup Co., Limited (“Moveup”) was initially formed in October 2007 to serve as an acquisition vehicle in connection with the Company’s proposed acquisition (the “Ausnutria Transaction”) of the outstanding equity interest in Ausnutria Dairy (Hunan) Company Ltd. (“Ausnutria”), a distributor of dairy products focused on the high-end segment of the dairy products market in the People’s Republic of China (the “PRC”).  The Company believed that the Ausnutria Transaction would provide the Company and Moveup with access to distribution channels in “tier one” cities in the PRC and higher-end retail outlets.  In connection with this planned expansion opportunity, Moveup obtained government licenses and approvals that, among other things, allowed Moveup to import and export products and provided Moveup with favorable tax treatment.

However, the efforts to acquire Ausnutria proved to be more difficult and required more time than the Company originally anticipated.  In late 2007 the Company decided to commence limited business activities using Moveup as an importer of higher-end milk powder that Ausnutria was willing to purchase and sell to its customers.  These business activities consisted of Moveup’s purchasing milk powder for its own account from a small number of third party suppliers in Australia, and then selling those products to Ausnutria, which distributed the products in the PRC through Ausnutria’s distribution channels.

The Company has considered the guidance of Emerging Issues Task Force Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent” (“EITF 99-19”) with respect to this business arrangement and concluded that Moveup’s revenue should be recorded on a gross basis.  The Company respectfully advises the Staff that Moveup was responsible for procuring the products, had discretion in selecting the third party supplier from whom it purchased the products, took title to products from the third party supplier, kept the products in Moveup’s inventory and retained the risks and rewards associated with the inventory, bore the risk of physical inventory loss during shipping, sold the products to Ausnutria subject to Ausnutria’s right to return them, had discretion in setting the sales prices at which it sold the products to Ausnutria, did not generate revenues from the sale to Ausnutria based on a fixed number of transactions or percentage of the amount billed, and billed Ausnutria for the sales Moveup made to Ausnutria and bore credit risk for those amounts.  Accordingly, the Company respectfully submits that gross revenue reporting, rather than net revenue reporting, is appropriate under EITF 99-19.

In connection with this arrangement, Ausnutria entered into a number of product sales agreements with Moveup.  The product sales agreements between Moveup and Ausnutria were on arms-length terms and did not provide for any minimum purchase requirements or any continuing commitment or obligation to sell milk powder to Ausnutria.  There was never any operating agreement between Moveup and Ausnutria, and  Ausnutria at all times continued to be operated by its own directors and officers.  The Company respectfully submits that the product sales agreements between Moveup and Ausnutria were entered into in the ordinary course of business and are not material to an investor’s understanding of the Company’s business or of the risks inherent in an investment in the Company.

Letter to H. Roger Schwall

In response to the Staff’s comment, the Company has revised its disclosure on page 22, F-19 and F-41 of Amendment No. 3 to indicate that Moveup was initially formed in October 2007 to serve as an acquisition vehicle but, when efforts to close the Ausnutria Transaction were not successful, commenced limited sourcing and sales activities in November 2007.

2.
We also note from your response to prior comment number four that “…Although Moveup had obtained certain preliminary government approvals in connection with the proposed Ausnutria acquisition, other government approvals had not been obtained, and the sellers failed to comply with certain closing conditions under the 2007 EPA.”  We further note your statement that “On December 16, 2008, the Company and Ausnutria’s owners entered into a letter of intent to unwind the transactions.  In considering an orderly way to do so under PRC law, the parties concluded that it would be more efficient to sell all of the business activities and operations of Moveup rather than attempt to have the applicable government authorities cancel the approvals granted to Moveup.”  Based on this information, the staff has reconsidered your responses to our prior comment numbers eight and 26, included in your letter to us dated May 28, 2009.  In that letter, you set forth the factors to support your presentation of Moveup as a discontinued operation under the guidance in FAS 144, and the deposit received for the Moveup sale as an operating activity.  Please address the following:

•
Explain why you presented the ‘deposit for disposal of a subsidiary,’ totaling $4,352,033, as of December 31, 2008 as an investing activity.  In this regard, you explained in your response to prior comment number 26 that “At March 31, 2009, the pending acquisition of the dairy processing plant located in Longjiang County, Heilongjiang Province, China (the “Pending Longjiang Acquisition”) and the pending disposition of Moveup each required government approvals in China, which if not obtained would have resulted in the refund of all deposits or other consideration and the contracts being void.  …Without an acquisition or disposition, the Company respectfully submits that the transactions do not meet the definition of investing activities and, accordingly, that these transactions should be reflected as operating activities;”

•
Explain why the lack of government approval at March 31, 2009 has influenced your presentation of the deposit for disposal of subsidiary as an operating instead of investing activity in the consolidated statements of cash flows, but you continue to believe your presentation of Moveup is appropriately classified as a discontinued operation under paragraph 30 of FAS 144.

Company Response:  In response to the Staff’s comments, and following a discussion with the Staff, the Company has reviewed the guidance in Statement of Financial Accounting Standards (“SFAS”) No. 95, “Statement of Cash Flows” (“SFAS 95”), which provides in Paragraph 15 that investing activities include transactions and events that involve acquiring and disposing of property, plant, and equipment and other productive assets, and reevaluated its previous response to Comment 26 in the SEC letter to Jonathan H. Chou dated May 22, 2009 (the “Prior Letter”) regarding whether the line items “Deposit for Longjiang Acquisition” and “Deposit for disposal of a subsidiary” should be classified as operating activities.  Accordingly, the Company has restated its consolidated statement of cash flows for the three months ended March 31, 2009, on page F-38 of Amendment No. 3, to present the line items “Deposit for Longjiang Acquisition” and “Deposit for disposal of a subsidiary” as investing activities and added a new Note 19, Adjustments to Previously Reported Financial Statements, to the condensed consolidated financial statements on page F-50 of Amendment No. 3.  In addition, the company has revised the risk factor on page 11 of Amendment No. 3 entitled, “We are at risk of securities litigation” to reference the restatement and made conforming changes to the discussion of cash flows on pages 18 and 19 of Amendment No. 3.  The Company further advises the Staff that the Company plans to file a Current Report on Form 8-K pursuant to Item 4.02 with respect to the consolidated statement of cash flows for the three months ended March 31, 2009, and to amend the Form 10-Q to reference the preparation of financial statements as a material weakness under the heading Management’s Report on Internal Control Over Financial Reporting on page 26 of the Form 10-Q.

Letter to H. Roger Schwall

As discussed with the Staff, the Company respectfully submits that, for the reasons set forth in the Company’s previous response to Comment 8 in the Prior Letter, classifying Moveup as a discontinuing operation remains appropriate under paragraph 30 of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”).

*           *           *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in Amendment No. 3 and that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the SEC from taking any action with respect to such filing.  The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding Amendment No. 3 or the Company’s other filings, please feel free to contact me by phone at +86 10 8457 4688 or via email at jhc@americandairyinc.com.

Very truly yours,

Jonathan H. Chou
Chief Financial Officer

cc:	Sean Donahue (SEC)
Jill Davis (SEC)
Jennifer O’Brien (SEC)
Michael Karney (SEC)
Matt Adler (DLA Piper)